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                    [LETTERHEAD OF PIKE ELECTRIC CORPORATION]

                                                                   July 22, 2005


Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:  PIKE ELECTRIC CORPORATION
     REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-124117)


Dear Ms. Long:

      Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Pike Electric Corporation hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the "Registration Statement") be declared effective at 4:00 p.m., Eastern Daylight Time, on Tuesday, July 26, 2005, or as soon thereafter as is practicable.

      As soon as the Securities and Exchange Commission has declared such Registration Statement effective, please call Sarah S. Jones at Cravath, Swaine & Moore LLP at (212) 474-1365, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

                                          Sincerely,

                                          /s/ Mark Castaneda
                                          --------------------------------------
                                          Mark Castaneda
                                          Chief Financial Officer, Secretary
                                          and Assistant Treasurer